                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                            ---------------------

                                SCHEDULE 13D
                               Amendment No. 2
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                                Medarex, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 583916-10-1
--------------------------------------------------------------------------------
                                CUSIP Number

                            BCC Acquisition I LLC
                          c/o Bay City Capital LLC
                             750 Battery Street
                                  Suite 600
                      San Francisco, California  94111
                               (415) 676-3830

                               with a copy to:

                           Timothy G. Hoxie, Esq.
                       Heller Ehrman White & McAuliffe
                               333 Bush Street
                      San Francisco, California  94104
                               (415) 772-6052
--------------------------------------------------------------------------------
                     (Name, address and telephone number
         of person authorized to receive notices and communications)

                                June 20, 2000
                                -------------
                        (Date of Event which requires
                          filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

                                 SCHEDULE 13D
-----------------------         Amendment No. 2          ---------------------
  CUSIP NO. 583916-10-1                                    PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS                      BCC Acquisition I LLC

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                              WC, AF

------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

------------------------------------------------------------------------------

                     7    SOLE VOTING POWER                              -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER                3,376,673 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER                         -0-
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER           3,376,673 shares

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             3,376,673 shares
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.61%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                           OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------         Amendment No. 2          ---------------------
  CUSIP NO. 583916-10-1                                    PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS            The Bay City Capital Fund I, L.P.

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                              WC, AF

------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

------------------------------------------------------------------------------

                     7    SOLE VOTING POWER                              -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER                3,376,673 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER                         -0-
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER           3,376,673 shares

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             3,376,673 shares
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.61%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                           PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------         Amendment No. 2          ---------------------
  CUSIP NO. 583916-10-1                                    PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS             Bay City Capital Management, LLC

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                                  AF

------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

------------------------------------------------------------------------------

                     7    SOLE VOTING POWER                              -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER                3,376,673 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER                         -0-
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER           3,376,673 shares

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             3,376,673 shares
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.61%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                           OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------         Amendment No. 2          ---------------------
  CUSIP NO. 583916-10-1                                    PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS                        Bay City Capital LLC

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                                  AF

------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

------------------------------------------------------------------------------

                     7    SOLE VOTING POWER                              -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER                3,376,673 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER                         -0-
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER           3,376,673 shares

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             3,376,673 shares
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.61%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                           OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------         Amendment No. 2          ---------------------
  CUSIP NO. 583916-10-1                                    PAGE 6 OF 9 PAGES
-----------------------                                  ---------------------

                                  INTRODUCTION

  BCC Acquisition I LLC, a Delaware limited liability company ("BCC Acquisition"), hereby files this Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified herein pursuant to the Agreement with Respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein are deemed to have the same definition as ascribed thereto in the Statement.

  Only those Items amended are reported herein.

  Item 4.  Purpose of Transaction.
           ----------------------

  Item 4 is amended by adding the following paragraph at the end thereof:

  In a series of open market transactions on the NASDAQ occurring on June 16, 19, 20, 21, 22, 28 and 29, 2000, BCC Acquisition disposed of an aggregate of 800,000 shares of the Common Stock of the Issuer at an average sales price of approximately $81.5767 per share. The total funds received by BCC Acquisition in these transactions was $65,261,338.42 (excluding broker commissions). A table identifying the sales occurring within the last sixty days is included in
Item 5(c) of this Amendment.

  On July 3, 2000, BCC Acquisition also exercised all of its warrants to purchase 454,796 shares of Common Stock of the Issuer at an exercise price of $10.00, for an aggregate investment of $4,547,960.00. BCC Acquisition presently intends to hold its shares for investment, but reserves the right to sell additional shares, or acquire additional shares, from time to time.

                                 SCHEDULE 13D
-----------------------         Amendment No. 2          ---------------------
  CUSIP NO. 583916-10-1                                    PAGE 7 OF 9 PAGES
-----------------------                                  ---------------------

  Item 5. Interest in Securities of the Issuer.
          -------------------------------------

  Item 5, paragraphs (a) and (b), is amended to read as follows:

  (a) and (b)

  The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon Issuer's report on Form 10-Q for the quarter ending March 3, 2000 that it had 35,155,185 shares of Common Stock outstanding as of May 1, 2000 prior to the Closing) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions described in Item 4 of this Amendment, is set forth in the following table.

----------------------------------------------------------------------------------------------------------
Reporting Person      No. of Shares        Percentage         Power to Vote        Power to Dispose
                       Beneficially         of Class        Shared        Sole    Shared          Sole
                          Owned
----------------------------------------------------------------------------------------------------------
BCC Acquisition I        3,376,673           9.61%          3,376,673             3,376,673
----------------------------------------------------------------------------------------------------------
BCC Fund I, L.P.         3,376,673           9.61%          3,376,673             3,376,673
----------------------------------------------------------------------------------------------------------
BCC Management LLC       3,376,673           9.61%          3,376,673             3,376,673
----------------------------------------------------------------------------------------------------------
BCC LLC                  3,376,673           9.61%          3,376,673             3,376,673
----------------------------------------------------------------------------------------------------------

  The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

                                 SCHEDULE 13D
-----------------------         Amendment No. 2          ---------------------
  CUSIP NO. 583916-10-1                                    PAGE 8 OF 9 PAGES
-----------------------                                  ---------------------

  (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

------------------------------------------------------------------------------------------------
     Date                Seller                # Shares             Price          Total Funds
                                                                                    Received
------------------------------------------------------------------------------------------------
    06/16/00        BCC Acquisition              120,000            $ 80.175      $ 9,622,175.30
------------------------------------------------------------------------------------------------
    06/19/00        BCC Acquisition              170,000            $80.0945      $13,615,607.18
------------------------------------------------------------------------------------------------
    06/20/00        BCC Acquisition               50,000            $ 85.125      $ 4,256,108.12
------------------------------------------------------------------------------------------------
    06/20/00        BCC Acquisition              180,000            $82.1424      $14,785,135.19
------------------------------------------------------------------------------------------------
    06/21/00        BCC Acquisition               85,000            $83.7353      $ 7,117,259.29
------------------------------------------------------------------------------------------------
    06/22/00        BCC Acquisition               30,000            $84.2083      $ 2,526,160.84
------------------------------------------------------------------------------------------------
    06/28/00        BCC Acquisition               75,000            $80.8271      $ 6,062,032.50
------------------------------------------------------------------------------------------------
    06/29/00        BCC Acquisition               90,000            $ 80.854      $ 7,276,860.00
------------------------------------------------------------------------------------------------
    TOTAL                                        800,000                          $65,261,338.42
                                                                                  --------------
------------------------------------------------------------------------------------------------

  (d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

  A response to Item 5(c) is added as follows:

  Other than the transactions described in Item 4 of this Amendment, there have been no transactions by the Reporting Persons in the Issuer's Common Stock since the date of filing of Amendment No. 1 to the Statement, dated August 4, 1998.

                                 SCHEDULE 13D
-----------------------         Amendment No. 2          ---------------------
  CUSIP NO. 583916-10-1                                    PAGE 9 OF 9 PAGES
-----------------------                                  ---------------------
                                   SIGNATURE

  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2000

                              BCC Acquisition I LLC

                              By:  Its Manager
                                   The Bay City Capital Fund I, L.P.

                                   By:  Its General Partner
                                        Bay City Capital Management LLC


                                        By:   /s/ Fred B. Craves
                                              ----------------------------
                                        Name: Fred B. Craves
                                        Its:  Manager